May 16, 2019

Geoffrey Kempler
Chief Executive Officer
Alterity Therapeutics Ltd.
ABN 37 080 699 065
Level 3, 460 Bourke Street, Melbourne
Victoria 3000 Australia

       Re: Alterity Therapeutics Ltd.
           Registration Statement on Form F-3
           Filed May 13, 2019
           File No. 333-231417

Dear Mr. Kempler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Steven J. Glusband - Carter Ledyard & Milburn LLP